# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lamb Weston Holdings, Inc., CIK 0001679273
CUSIP: 513272104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0000902664-24-005888
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA PARTNERS MANAGEMENT, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 7,131,339; shared voting power 0; sole dispositive power 7,131,339; shared dispositive power 0; aggregate amount beneficially owned 7,131,339 (5% of the class)
  Comment: Shares reported herein include options to purchase 3,230,400 Shares.
- BRADLEY ALFORD (CIK 0001490371): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 19,233; shared voting power 0; sole dispositive power 19,233; shared dispositive power 0; aggregate amount beneficially owned 19,233 (0% of the class)
- DIANE DIETZ (CIK 0001440622): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 73,888; shared voting power 0; sole dispositive power 73,888; shared dispositive power 0; aggregate amount beneficially owned 73,888 (0.1% of the class)
- JOHN P. GAINOR JR. (CIK 0001666277): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 16,000; shared voting power 0; sole dispositive power 16,000; shared dispositive power 0; aggregate amount beneficially owned 16,000 (0% of the class)
- TIMOTHY R. MCLEVISH (CIK 0001215826): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 40,500; shared voting power 0; sole dispositive power 40,500; shared dispositive power 0; aggregate amount beneficially owned 40,500 (0% of the class)
- JOSEPH E. SCALZO (CIK 0001203096): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 7,885; shared voting power 0; sole dispositive power 7,885; shared dispositive power 0; aggregate amount beneficially owned 7,885 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Lamb Weston Holdings, Inc.
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 18, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $1.00 per share (the "Shares"), of Lamb Weston Holdings, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends Items 4, 5(a) and (c), and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On December 16, 2024, JANA issued a public letter to the Issuer's Board of Directors (the "December 16, 2024 Letter"), which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 142,597,776 Shares outstanding as of September 25, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended August 25, 2024 filed with the SEC on October 2, 2024.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 7,131,339 Shares (including options to purchase 3,230,400 Shares), representing approximately 5.0% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Alford may be deemed to beneficially own 19,233 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 73,888 Shares, representing 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Gainor may be deemed to beneficially own 16,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. McLevish may be deemed to beneficially own 40,500 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Scalzo may be deemed to beneficially own 7,885 Shares, representing less than 0.1% of the Shares outstanding.

The Reporting Persons and Continental Grain Company, a Delaware corporation ("Continental Grain"), and certain of its related entities and persons (together with Continental Grain, the "Continental Grain Reporting Persons") may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Continental Grain Reporting Persons are separately filing on Schedule 13D (the "Continental Grain 13D") with respect to their beneficial ownership of the Shares. Based on information and belief, the Continental Grain Reporting Persons may be deemed to beneficially own an aggregate of 557,450 Shares. Accordingly, in the aggregate, the Reporting Persons and the Continental Grain Reporting Persons may be deemed to beneficially own an aggregate of 7,846,295 Shares, representing approximately 5.5% of the Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and the Continental Grain Reporting Persons.
Transactions in the class effected during the past sixty days: No transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 99.3: December 16, 2024 Letter

## Signatures
- JANA PARTNERS MANAGEMENT, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (12/18/2024)
- BRADLEY ALFORD: /s/ Bradley Alford, Bradley Alford, Individually (12/18/2024)
- DIANE DIETZ: /s/ Diane Dietz, Diane Dietz, Individually (12/18/2024)
- JOHN P. GAINOR JR.: /s/ John P. Gainor Jr., John P. Gainor Jr., Individually (12/18/2024)
- TIMOTHY R. MCLEVISH: /s/ Timothy R. McLevish, Timothy R. McLevish, Individually (12/18/2024)
- JOSEPH E. SCALZO: /s/ Joseph E. Scalzo, Joseph E. Scalzo, Individually (12/18/2024)